Exhibit 3

FOR IMMEDIATE RELEASE	7 OCTOBER 2014

WPP PLC (“WPP”)

Ogilvy CommonHealth Worldwide acquires Element Marketing Group in the US

WPP announces that its wholly-owned operating company Ogilvy CommonHealth Worldwide, the health communications experts of Ogilvy & Mather, has acquired Element Marketing Group (“Element”) in the United States.

Element’s revenues for the year ended 31 December 2013 were US$8.3 million with gross assets of US$2.4 million as of 31 August 2014. Element’s clients include a number of leading biotech and pharmaceutical companies. It employs 30 people and is based in Newtown, CT, with an office in Irvine, CA. The company was founded in 2007. Element will be rebranded Ogilvy CommonHealth Market Access.

Element is a leader in providing clients in the pharmaceutical and biotech industries with solutions that link them and their sales representatives with physicians to provide improved communication, marketing and reimbursement solutions on and off line.

This investment continues WPP’s strategy of investing in important markets such as the US where WPP companies (including associates) collectively generate revenues of over US$6 billion and employ approximately 25,000 people.

Ogilvy CommonHealth Worldwide is part of WPP’s Branding & Identity, Healthcare and Specialist Communications group (which includes Direct and Digital). Collectively, including associates, the companies in this group generate revenues of over US$6 billion and employ almost 70,000 people.

Contact: Feona McEwan, WPP Kevin McCormack, WPP	+ 44 (0)207 408 2204 +1 (212) 632 2239